Exhibit 99.102

Vicinity™ Buses Selected for Washington Statewide Contract

VANCOUVER, BC – April 6, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel buses, today announced the State of Washington has selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

Vehicles for selection can be produced from the Company’s planned “Buy American Act” compliant assembly facility in Washington state, which will be capable of producing 1,000 electric, CNG, gas and clean-diesel units annually across all sizes and powertrains.

“We are pleased to announce that Vicinity Motor Corp. has been chosen as an OEM supplier for Washington state’s growing fleet of buses – driving forward the transition to a more sustainable public transportation system,” said William Trainer, Chief Executive Officer of Vicinity Motor Corp. “This contract win marks yet another exciting milestone in our expansion into the significant U.S. market, where our purpose-built Vicinity™ line of products’ quality and consistency allows us to capture market share.

“Our guidance to deliver over 100 buses in the first half of 2021 is a testament to the value proposition that Vicinity brings to private and public transportation operators. I look forward to continued execution in the months ahead, creating sustainable, long-term value for our shareholders,” concluded Trainer.

The Company also announces that certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2021 be paid in Deferred Share Units (“DSUs”) and accordingly, the Company has granted 3,269 DSUs in connection with Directors Remuneration for Q1.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’sflagship line of Vicinity™ buses, which maintain a dominant marketshare in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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